GreenTree Hospitality Group Ltd.

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

September 25, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Erin E. Martin, Esq., Legal Branch Chief

Re:	GreenTree Hospitality Group Ltd.
Registration Statement on Form F-3, as amended (File Number: 333-231504)

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), of GreenTree Hospitality Group Ltd. (the “Registrant”) so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on September 27, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours, GreenTree Hospitality Group Ltd.

By:	/s/ Alex S. Xu
Name:	Alex S. Xu
Title:	Chairman and Chief Executive Officer